

September 18, 2013

Dr. James Chen
Chief Financial Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

  Re: Origin Agritech Limited
    Form 20-F for the year ended September 30, 2012
    Filed January 10, 2013
    File No. 000-51576

Dear Dr. Chen:

  We have reviewed your response dated September 12, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 10. Equity Method Investments, page F-26

1. The last sentence of Rule 3-09(a) of Regulation S-X states that, if either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate financial statements of such 50 percent or less owned person shall be filed. Please note that Rule 1-02(w) is referenced in order to incorporate the first and third conditions into Rule 3-09. Therefore, these first and third conditions, as modified by Rule 3-09(a), apply to a 50 percent or less owned person accounted for by the equity method. Your 30% investment in Liyu, which is accounted for under the equity method, is subject to the provisions of Rule 3-09 of Regulation S-X. As such, please provide us with your computations with respect to the aforementioned first and third conditions.

2. As a related matter, please discuss the consideration given to the disclosure requirements of Rule 4-08(g) of Regulation S-X with respect to summarized financial information. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief